FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC.

Announces Completion of
Common Share Reverse Split

Vancouver, Canada, February 2, 2010, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces that its previously announced 5-for-1 reverse split (also known as a “share consolidation”) of its common shares became effective at 5:00 pm Eastern time on February 1, 2010 (the “Effective Time”). Leading Brands common shares have been assigned a new CUSIP number: 52170U 207. Fractional shares were rounded to the nearest whole number. In connection with the share consolidation, the Company has increased its authorized number of common shares to be 500,000,000 post-reverse split common shares.

Trading of Leading Brands’ common shares on the Nasdaq Capital Market will continue, on a reverse split-adjusted basis, with the opening of the markets today, February 2, 2010. The Company’s common shares will trade under the symbol “LBIXD” for 20 days, to designate that it is trading on a post-reverse split basis. The common shares will resume trading under the symbol “LBIX” after that 20-day period.

The Company has retained its transfer agent, Computershare Investor Services Inc. to act as exchange agent for the reverse split. Shareholders of record as of the Effective Time will receive a letter of transmittal providing instructions for the surrender of their pre-reverse split share certificates. Shareholders who hold their shares in “street name” or on deposit with their brokerage firms need take no further action.

In conjunction with the reverse split, Leading Brands is converting to a paperless share certificate system, namely, the Direct Registration System (“DRS”). With DRS, shares are issued in “book-entry” form only, meaning the Company will no longer issue paper share certificates. As a result, any shareholder who owns shares in certificated form as of the Effective Time will not receive new, post-reverse split paper share certificates in exchange for old, pre-reverse split paper share certificates. Instead, such a shareholder will receive a statement that indicates how many new, post-reverse split shares the shareholder owns through DRS, along with a brochure explaining how to access the shareholder’s online account with Computershare.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary healthy beverage brands such as TrueBlue®, LiteBlue®, PureBlue® and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS™) which involves the Company finding the best and most cost-effective route to market preferred by each customer. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™
©2010 Leading Brands, Inc.

This news release is available at www.LBIX.com